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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

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                          SCHEDULE 14D-1
                      TENDER OFFER STATEMENT
(PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                         (Amendment No. 4)
                                AND
                           SCHEDULE 13D
             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No. 4)

                      Bryan Steam Corporation
                     (Name Of Subject Company)

                  Burnham Acquisition Corporation
                        Burnham Corporation
                             (Bidders)

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             COMMON STOCK, PAR VALUE $10.00 PER SHARE
                  (Title of Class of Securities)

                            117547 109
               (CUSIP Number of Class of Securities)
             -----------------------------------------


                        Albert Morrison III
                        Burnham Corporation
                      1241 Harrisburg Avenue
                        Lancaster, PA 17603
                          (717) 293-5800
           (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Bidder)

                             COPY TO:
                       Donald A. Stern, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                         One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000


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           Burnham Acquisition Corporation ("Purchaser") and Burnham Corporation ("Parent") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement") originally filed on September 29, 1998, with respect to the offer by Burnham Acquisition Corporation to purchase all outstanding shares of Common Stock, par value $10.00 per share (the "Shares"), of Bryan Steam Corporation, a New Mexico corporation, for a purchase price of $152.00 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 4. This amendment also amends and supplements the Schedule 13D (the "Schedule 13D") originally filed on September 29, 1998 with respect to the Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.
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      Exhibit (a)(9), as previously filed as an Exhibit to Amendment No. 3, is hereby amended and replaced in its entirety with the exhibit attached hereto.

                            SIGNATURE

           After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: October 28, 1998

                                    BURNHAM ACQUISITION
                                    CORPORATION


                                    By /s/ Ronald L. Griffith
                                      -----------------------
                                    Name: Ronald L. Griffith
                                    Title:  Secretary

                                    BURNHAM CORPORATION


                                    By /s/ Ronald L. Griffith
                                      -----------------------
                                    Name: Ronald L. Griffith
                                    Title: Senior Vice President

                          EXHIBIT INDEX


EXHIBIT
NUMBER         EXHIBIT NAME
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(a)(9)         Press Release dated October 28, 1998.


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